EXHIBIT 12.1

DRIL-QUIP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	Six months ended June 30, 2005	Years ended December 31,
		2004	2003	2002	2001	2000
Pre-tax income from continuing operations	$15,469.0	$17,214.0	$12,987.0	$12,918.0	$18,638.0	$16,911.0
Amortization of capitalized interest	7.0	13.0	13.0	13.0	7.0	—
Less: Interest capitalized during the period	—	—	—	(10.0)	(220.0)	(283.0)
Fixed charges :
Interest	774.0	1,100.0	1,559.0	2,101.0	2,452.0	495.0
Interest portion of rental expense (1)	418.3	687.3	667.9	684.9	725.6	473.3

Total fixed charges	1,192.3	1,787.3	2,226.9	2,785.9	3,177.6	968.3

Earnings before income taxes and fixed charges	$16,668.3	$19,014.3	$15,226.9	$15,706.9	$21,602.6	$17,596.3

Ratio of earnings to fixed charges	14.0	10.6	6.8	5.6	6.8	18.2

(1)	The portion of rent included in the calculation is believed to be a reasonable approximation of the interest factor.